UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                           For the month of June, 2006

                          AMERICAN GOLDRUSH CORPORATION
                   ------------------------------------------
                               (Registrant's Name)

                           1155 West Pender, Suite 708
                       Vancouver, British Columbia V6E 2P4
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-




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American  Goldrush  Corporation  (the  "Registrant")  will hold its  Annual  and
Special General Meeting of Shareholders on June 23, 2006 at 9:30 a.m. (Vancouver, Canada time) at the Registrant's offices located at Suite 1200-750 West Pender Street, Vancouver, British Columbia. In connection with the meeting, on or about June 2, 2006, the Registrant mailed to its shareholders (i) an
Information   Circular,   (ii)  a  Notice  of  Annual  and  Special  Meeting  of
Shareholders and (iii) a Proxy Card.

For all the provisions of the Information Circular, the Notice of Annual and Special Meeting of Shareholders, and the Proxy Card, reference is hereby made to such documents annexed hereto as Exhibits 99.1, 99.2, and 99.3, respectively. All statements made herein concerning the foregoing documents are qualified by references to said exhibits.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                            AMERICAN GOLDRUSH CORPORATION

                                            By: /s/ Andrew Gourlay
                                            Name:    Andrew Gourlay
                                            Title: President and
                                                   Chief Executive Officer

Date:    June 1, 2006